November 17, 2008

VIA EDGAR

Ms. Kathryn McHale

Senior Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mid-Wisconsin Financial Services, Inc.

Pre 14A

Filed on November 7, 2008

File No. 0-18542

Dear Ms. McHale:

The purpose of this letter is to provide you with some proposed additional revisions to the above-referenced filing of Mid-Wisconsin Financial Services, Inc. (the “Company”).  These revisions have been made as a result of the telephone conferences between you and our legal counsel on November 14, 2008, and they provide additional disclosure regarding the pro forma financial impact of the Company’s potential participation in the sale of preferred stock to the U.S. Treasury, as described in the proxy statement.  The proposed revisions are attached as Appendix A.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this response to the comments of the staff with respect to the above-referenced filing, or require any additional clarification, please contact me directly at 715-748-8300.

Sincerely,

Rhonda R. Kelley

Principal Accounting Officer

Appendix A

As an additional condition to participation in the TARP Plan, we and our Senior Executive Officers are required to grant to the U.S. Treasury waivers releasing the U.S. Treasury from any claims that we and our Senior Executive Officers may otherwise have as a result of the issuance of any regulations which modify the terms of benefit plans, arrangements, and agreements to eliminate any provisions that would not be in compliance with the executive compensation and corporate governance requirements of Section 111 of EESA and any applicable guidance or regulations issued by the Secretary of the Treasury.

Pro Forma Effect on the Company’s Financial Statements

The following discussion summarizes the pro forma effect that participation in the TARP Plan will have on our financial statements.  The pro forma financial information presented below may change materially based on the actual proceeds received (if any) under the TARP Plan, the timing and utilization of the proceeds received, and other factors such as the strike price of the warrants for our common stock, any subsequent changes in our common stock price, and the discount rate used to determine the fair value of the Senior Preferred Stock.  Accordingly, we can provide no assurance that the “minimum” or “maximum” pro forma scenarios included in the following unaudited pro forma financial information will ever be achieved.  We have included the following unaudited pro forma financial information solely for the purpose of providing our shareholders with information that may be useful in considering and evaluating the proposals outlined in this proxy statement.

Financial Statement Pro Forma Impacts – Balance Sheet.  If we are allowed to participate in the TARP Plan, stockholders’ equity will increase by the amount of the capital proceeds received from the U.S. Treasury, net of transaction issuance costs.  Costs associated with the transaction are estimated to be approximately $30,000.  For example, if the maximum proceeds of $10.9 million had been received from the U.S. Treasury as of September 30, 2008, stockholders’ equity would have increased from the reported amount of $35.56 million to $46.43 million on a pro forma basis (an increase of $10.9 million in proceeds less transaction costs of $30,000).  If the minimum proceeds of $~~3.6~~3.65 million had been received from the U.S. Treasury as of September 30, 2008, stockholders’ equity would have increased from the reported amount of $35.56 million to $~~39.13~~39.18 million on a pro forma basis (an increase of $~~3.6~~3.65 million in proceeds, less transaction costs of $30,000).

~~Upon receipt of the capital, total cash and total assets held by the Company would have also increased by the amount of the capital proceeds received from the U.S. Treasury, net of transaction issuance costs.  For example, if the maximum proceeds of $10.9 million had been received from the U.S. Treasury as of September 30, 2008, total cash would have increased from the reported amount of $9.79 million to $20.66 million on a pro forma basis (an increase of $10.9 million in proceeds, less transaction costs of $30,000).  If the minimum proceeds of $3.6 million had been received from the U.S. Treasury, total cash would have increased from the reported amount of $9.79 million to $13.36 million on a pro forma basis (an increase of $3.6 million in proceeds, less transaction costs of $30,000).~~

A portion of the funds received from the U.S. Treasury are expected to be retained to assure our ability to satisfy the dividend payments on the Senior Preferred Stock issued to the U.S. Treasury, as and when they become due and payable, as well as to provide additional funds to support our operations. We anticipate that the remaining amounts will be periodically contributed to the Bank as needed to support our measured loan growth by meeting the loan demand of our customer base in our markets, as well as assisting in maintaining a strong capital position for the Bank and generally supporting the Bank’s ongoing operations.

The following unaudited pro forma balance sheet summarizes the impact of a minimum of $3.65 million and a maximum of $10.9 million of Senior Preferred Stock had been issued to the U.S. Treasury under the TARP Plan:

Mid-Wisconsin Financial Services, Inc.
Balance Sheet
		Pro forma(2)
	Historical	September 30, 2008
ASSETS	September 30, 2008	Minimum	Maximum
Cash and due from banks	$ 9,791	$ 9,791	$ 9,791
Interest-bearing deposits in other financial institutions	33	33	33
Federal funds sold	1,279	1,279	1,279
Securities available for sale – at fair value	82,826	86,446	93,696
Loans held for sale	701	701	701
Loans, net of unamortized fees	361,744	361,744	361,744
Less: Allowance for loan losses	(5,192)	(5,192)	(5,192)
Net loans	356,552	356,552	356,552
Other assets	23,517	23,517	23,517
Total Assets	$ 474,699	$ 478,319	$ 485,569
LIABILITIES AND STOCKHOLDERS’ EQUITY
Total deposits	364,247	364,247	364,247
Short-term borrowings	9,267	9,267	9,267
Long-term borrowings	52,429	52,429	52,429
Subordinated debentures	10,310	10,310	10,310
Other liabilities	2,888	2,888	2,888
Total liabilities	439,141	439,141	439,141
Stockholders' equity:
Preferred stock(1) – No par value
Liquidation value $1,000 per share	0	3,650	10,900
Common stock – Par value $.10 per share	164	164	164
Warrants	0	160	479
Discount on preferred(3)(4)	0	(160)	(479)
Additional paid-in capital	11,782	11,752	11,752
Retained earnings	23,372	23,372	23,372
Accumulated other comprehensive income	240	240	240
Total stockholders’ equity	35,558	39,208	46,458
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 474,699	$ 478,319	$ 485,569

(1)The pro forma financial information reflects the issuance of a minimum of $3,650,000 and a maximum $10,900,000 of Mid-Wisconsin Financial Services, Inc. Senior Preferred Shares.

(2)The balance sheet data gives effect to the equity proceeds as of the balance sheet date.

(3)The carrying values of the preferred stock and warrants are based on their estimated relative fair values at issue date.

(4)The discount on the preferred stock is amortized over a five year period via the effective yield method.

Financial Statement Pro Forma Impacts – Income Statement.  If we are allowed to participate in the TARP Plan, we intend to use the capital received to support loan growth to a multiple of capital received, which over time is expected to generate income to service required dividend payments on the Senior Preferred Stock and generate additional income for common shareholders.   Until the capital received from the TARP Plan can be deployed effectively over a larger asset base, we anticipate that earnings on the original capital received will not fully cover required dividend payments and other costs on the issuance of the Senior Preferred Stock, which will reduce the amount of earnings available to our common shareholders.

The following pro forma income statement impacts assume that the capital proceeds received are invested initially in short-term investments and deployed into earning assets ratably over the year ended December 31, 2007, and the nine months ended September 30, 2008, as if the capital proceeds were received on January 1, 2007 and 2008, respectively.   The pro forma income statement impacts include a nominal benefit of leveraging the capital received into a larger asset base and include additional income earned on investment of the original capital proceeds.

If the maximum proceeds of $10.9 million had been received under the TARP Plan on January 1, 2007, net income for the year ended December 31, 2007 would have increased from the reported amount of $1.12 million to $1.45 million on a pro forma basis.  However, because a portion of the Company’s net earnings would be required for the payment of dividends to the U.S. Treasury and amortization of the cost of warrants issued in connection with the TARP Plan (and consequently not available to our common shareholders), earnings per diluted common share would have decreased from the reported amount of $.68 per share to $.~~52~~46 per share on a pro forma basis.  If the maximum of proceeds of $10.9 million had been received under the TARP Plan on January 1, 2008, net income for the nine months ended September 30, 2008, would have increased from the reported amount of $1.19 million to $1.48 million on a pro forma basis.  However, for the reasons noted above, earnings per diluted common share would have decreased from the reported amount of $.73 per share to $.~~62~~57 per share on a pro forma basis.

If the minimum proceeds of $~~3.6~~3.65 million had been received under the TARP Plan on January 1, 2007, net income for the year ended December 31, 2007, would have increased from the reported amount of $1.12 million to $~~1.20~~1.25 million on a pro forma basis.  However, for the reasons noted above, earnings per diluted common share would have decreased from the reported amount of $.68 per share to $.~~61~~59 per share on a pro forma basis.  If the minimum proceeds of $~~3.6~~3.65 million had been received under the TARP Plan on January 1, 2008, net income for the nine months ended September 30, 2008, would have increased from the reported amount of $1.19 million to $~~1.25~~1.26 million on a pro forma basis.  However, for the reasons noted above, earnings per diluted common share would have decreased from the reported amount of $.73 per share to $.~~67~~65 per share on a pro forma basis.

The following unaudited pro forma income statement summarizes the impact of a minimum of $3.65 million and a maximum of $10.9 million of Senior Preferred Stock had been issued to the U.S. Treasury under the TARP Plan during the nine month period ending September 30, 2008:

Mid-Wisconsin Financial Services, Inc.
Income Statement Data
	Historical	Pro forma(1)
		Nine Months Ended
	Nine Months Ended	September 30, 2008
	September 30, 2008	Minimum	Maximum
Total interest income	$ 22,573	$ 22,681	$ 23,054
Total interest expense	10,185	10,185	10,185
Net interest income	12,388	12,496	12,869
Provision for loan losses	2,265	2,265	2,265
Net interest income after provision for loan losses	10,123	10,231	10,604
Total noninterest income	3,089	3,089	3,089
Total noninterest expenses	12,068	12,068	12,068
Income before income taxes	1,144	1,252	1,625
Provision for income taxes	(50)	(7)	143
Net income	$ 1,194	$ 1,259	$ 1,482

(1)The pro forma financial information reflects the issuance of a minimum of $3,650,000 and a maximum $10,900,000 of Mid-Wisconsin Financial Services, Inc. Senior Preferred Shares.

Potential Anti-Takeover Effects of the Proposed Amendment

Although our Board has no present intention to do so, we may issue preferred stock that could, depending on the terms of the preferred stock series, make it more difficult to or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.  When, in the judgment of our Board, such action would be in the best interests of us and our shareholders, preferred stock could be used to create voting or other impediments or to discourage persons seeking to gain control of us.  Preferred stock could, for example, be placed with purchasers aligned with our Board in opposing these kinds of actions.  The existence of additional authorized shares of preferred stock could, therefore, have the effect of discouraging unsolicited takeover attempts.

Our Board represents that it will not, without prior shareholder approval, issue any series of preferred stock for any defensive or anti-takeover purpose, for the purpose of implementing any shareholder rights plan or with features specifically intended to make any attempted acquisition of the company more difficult or costly.  Within the limits described above, our Board may issue preferred stock for capital raising transactions, acquisitions, joint ventures, or other corporate purposes where such issuance has the effect of making an acquisition of the